File No. 70-______


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

New England Electric System                    Eastern Utilities Associates
25 Research Drive                              One Liberty Square, P.O. Box 2333
Westborough, MA  01582                         Boston, MA  02109

      (Name of companies and top registered holding company parents filing this statement and addresses of principal executive offices)

       ------------------------------------------------------------------

Michael E. Jesanis                             Donald G. Pardus
Kirk L. Ramsauer                               Clifford J. Hebert, Jr.
New England Electric System                    Eastern Utilities Associates
25 Research Drive                              One Liberty Square, P.O. Box 2333
Westborough, MA  01582                         Boston, MA  02109

                   (Name and addresses of agents for service)
                       ----------------------------------

      The Commission also is requested to send copies of any communications in connection with this matter to:

Clifford M. Naeve, Esq.                      Arthur I. Anderson, P.C.
Judith A. Center, Esq.                       David A. Fazzone, P.C.
Kathleen A. Foudy, Esq.                      Amy J. Gould, Esq.
William C. Weeden                            McDermott, Will & Emery
Skadden, Arps, Slate, Meagher & Flom LLP     28 State Street
1440 New York Avenue, N.W.                   Boston, MA  02109-1775
Washington, D.C. 20005

                                TABLE OF CONTENTS

                                                                            Page

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION....................................1
     A.   Description of the Parties to the Transaction........................1
          1.   General Request.................................................2
          2.   Overview of the Transaction.....................................5
     B.   Description of the Parties to the Transaction........................6
          1.   General Description.............................................6
               a.   NEES.......................................................6
               b.   EUA........................................................9
          2.   Description of Facilities......................................11
               a.   NEES......................................................11
                    i.   General..............................................11
                    ii.  Electric Generating Facilities and Resources.........11
                    iii. Electric Transmission Facilities.....................12
               b.   EUA.......................................................13
                    i.   General..............................................13
                    ii.  Electric Generating Facilities and Resources.........13
                    iii. Electric Transmission Facilities.....................14
          3.   Non-Utility Businesses.........................................14
               a.   NEES......................................................14
                    i.   New England Hydro Finance Company, Inc...............14
                    ii.  NEES Communications, Inc.............................14
                    iii. NEES Global..........................................15
                    iv.  NEES Energy, Inc.....................................15
                    v.   AllEnergy Marketing Company, L.L.C...................15
                    vi.  Granite State Energy, Inc............................15
                    vii.     Service Company..................................16
                    viii.    New England Energy Incorporated..................16
                    ix.  Metrowest Realty, LLC................................16
               b.   EUA.......................................................16
                    i.   EUA Cogenex..........................................17
                    ii.  EUA Energy...........................................18
                    iii. EUA Ocean State......................................19
                    iv.  EUA Energy Services..................................19
                    v.   EUA Telecommunications...............................19
                    vi.  EUA Service..........................................19
                    vii.     Eastern Edison Electric Company..................19
     C.   Description of Transaction..........................................19
          1.   Background.....................................................19

          2.   Merger Agreement...............................................20
     D.   Management and Operations Following the Transaction.................21

ITEM II.  FEES, COMMISSIONS AND EXPENSES......................................21

ITEM III.  APPLICABLE STATUTORY PROVISIONS....................................22
     A.   Section 10(b).......................................................24
          1.   Section 10(b)(1)...............................................24
               a.   Interlocking Relations....................................25
               b.   Concentration of Control..................................25
                    i.  Size                   ...............................25
                    ii.  Competition and Antitrust Considerations.............27
          2.   Section 10(b)(2)...............................................28
               a.   Fairness of Consideration.................................28
               b.   Fairness of Fees..........................................30
          3.   Section 10(b)(3)...............................................30
               a.   Capital Structure.........................................31
               b.   Public Interest, Interest of Investors and Consumers,
                    and Proper Functioning of Holding Company System..........33
     B.   Section 10(c).......................................................33
          1.   Section 10(c)(1)...............................................33
               a.   Section 11(a) and Section 11(b)(2)........................34
               b.   Section 11(b)(1) (single integrated public utility
                    system)...................................................34
                    i.   Interconnection......................................35
                    ii.  Single Interconnected and Coordinated System.........35
                    iii. Single Area or Region ...............................37
                    iv.  Localized Management, Efficient Operation and
                         Effective Regulation.................................37
               c.   Section 11(b)(1) (Acquisition of Non-Utility Interests)...37
          2.   Section 10(c)(2)...............................................38
     C.   Section 10(f).......................................................39
     D.   Service Agreement...................................................39
     E.   Organization of LLC; Acquisition of Merger LLC Interests............40
     F.   Financing and Other Commission Authorizations.......................40
          1.   Payment of Dividends Out of Capital or Unearned Surplus........40
          2.   Financing Arrangements.........................................44
               a.   Borrowings from Banks - Credit Agreement..................45
               b.   Cost of Funds.............................................45
               c.   Borrowings from Banks - Short-term........................45
               d.   Sale of Commercial Paper to Dealers.......................46
               e.   Filing of Certificates of Notification....................47
     3.   Rule 53  ...........................................................47

ITEM IV.  REGULATORY APPROVAL.................................................47

ITEM V.  PROCEDURE............................................................48

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS...................................48
     A.   Exhibits............................................................48
     B.   Financial Statements................................................49

ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS............................50

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION

A.   Description of the Parties to the Transaction

          This Form U-1 Application/Declaration ("Application/Declaration") seeks approvals relating to the proposed combination of New England Electric System ("NEES"), Eastern Utilities Associates ("EUA"), and Research Drive LLC ("LLC"), a Massachusetts limited liability company1 (the "Merger"). Pursuant to the merger, LLC will merge with and into EUA, with EUA as the surviving entity, and, therefore, a wholly-owned subsidiary of NEES. EUA subsequently will be merged with and into NEES, with NEES as the surviving entity (together with the Merger, the "Transaction"). Subsequent to the Transaction, NEES will remain a registered holding company pursuant to the Public Utility Holding Company Act of 1935 (the "Act").

          The Transaction will yield substantial benefits to investors, consumers and the general public. It will create a merged company that will be strong financially and well-equipped to meet increasing competition in wholesale and retail power markets. In addition, NEES and EUA (collectively, the "Applicants") consistently have been the two lowest-cost, major electric companies in New England. The Transaction will generate efficiencies and cost savings which will maintain low rates for customers of the merged companies. The benefits of the Transaction are discussed in detail in Item III.B.2 below.

          Pursuant to an Agreement and Plan of Merger, dated as of December 11, 1998, by and among The National Grid Group plc ("NGG"), NGG Holdings LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of NGG, and NEES (the "NEES/NGG Merger Agreement"), NGG Holdings LLC will be merged with and into NEES with NEES as the surviving entity (the "NEES/NGG Merger"). NGG, a public limited company incorporated under the laws of England and Wales, owns and operates the England and Wales high-voltage transmission network, including interconnections with Scotland and France.

          Under the terms of the NEES/NGG Merger Agreement (attached as Exhibit B-1), NEES will become an indirect, wholly-owned subsidiary of NGG, which will become a registered holding company under the Act. On March 25, 1999, as amended

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1    NEES owns ninety-nine percent of the voting securities of LLC and NEES
     Global, Inc. ("NEES Global") owns the remaining one percent. NEES Global is wholly-owned by NEES.

on July 12, 1999, NEES and NGG filed an application/declaration with the Commission requesting authority to undertake their merger.2 On May 3, 1999, NEES shareholders approved the NEES/NGG Merger with 94 percent of the stock cast in favor of the NEES/NGG Merger.

          The Transaction which is the subject of this Application/Declaration is not contingent upon consummation of the NEES/NGG Merger. However, the instant Transaction has the full support of NGG. It is expected that the joint effect of this Transaction and the NEES/NGG Merger will be the creation of a new registered holding company, NGG, which will own a stronger, more efficient U.S. electric utility business formed through the consolidation of NEES and EUA.3

     1.   General Request

          In connection with the Transaction, Applicants, pursuant to Sections 6, 7, 9(a)(1), 10, 11, 12, and 13 of the Act and the rules thereunder, hereby request authorizations and approvals from the Commission with respect to the following:

          o The acquisition by LLC of all of the issued and outstanding EUA common shares, and the indirect acquisition of EUA common shares by NEES through its wholly-owned subsidiary, LLC;

          o    The merger of NEES and EUA, with NEES being the surviving entity;

          o The acquisition of common shares related to the mergers of Eastern Edison Company ("Eastern Edison") and Massachusetts Electric Company ("Mass. Electric"), with Mass. Electric being the surviving entity; New England Power Company ("NEP") and Montaup Electric Company ("Montaup")4, with NEP being the surviving entity; and Blackstone Valley Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), and The Narragansett Electric Company ("Narragansett"), with Narragansett being the surviving entity;

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2    See Holding Co. Act Release No. 26994 (Mar. 31, 1999).

3 The effects of the merger of NEES and NGG in conjunction with the Trans action are addressed at various points in this Application/Declaration.

4    See note 9, infra.

          o The indirect acquisition by NEES of EUA's non-utility businesses through NEES' ownership of common shares or equity in those non-utility businesses;

          o The merger of EUA Service Corporation ("EUA Service") into New England Power Service Company ("Service Company"), with Service Company being the surviving service company, and the former EUA companies entering into service agreements with Service Company in the authorized form;

          o The issuance of securities related to the mergers of Mass. Electric and Eastern Edison; NEP and Montaup; and Narragansett, Blackstone and Newport. The assumption by Mass. Electric of Eastern Edison's pollution control revenue bonds and preferred stock;

          o If the NEES/NGG Merger has not been consummated prior to the consummation of the Merger, approval of NEES' financing arrangements with a syndicate of banks, and authority for NEES to issue commercial paper or to engage in short term borrowing, pursuant to which NEES may borrow up to $650.0 million aggregate amount of debt outstanding at any one time, in addition to debt borrowings currently authorized, for the purpose of consummating the Transaction;

          o The assumption by NEES of certain guarantees under various debt instruments of EUA and its subsidiary companies (the "EUA System"), including EUA's guaranty of the long-term debt of EUA Cogenex Corporation ("EUA Cogenex"), EUA Cogenex's equity maintenance agreement and EUA Cogenex's short-term debt under the EUA System revolving credit line, and including EUA's guaranty of the debt of EUA Ocean State Corporation ("EUA Ocean State");

          o Following the merger of EUA into NEES, there will be a time period before merger of EUA subsidiaries into NEES subsidiaries, and during such time period, the participation of EUA subsidiaries in the NEES money pool; and

          o    Payment of dividends out of capital surplus.

Applicants further request that the Commission grant such other authority as may be necessary in connection with the Transaction.

          The Merger is subject to certain customary closing conditions, including the receipt of the approval of EUA's shareholders by an affirmative vote of two-thirds of the outstanding EUA shares. At a meeting of EUA's shareholders on May 17, 1999, the Merger was approved by 76.2 percent of the outstanding EUA shares authorized to vote, and by a total of 97 percent of the votes cast at the meeting.

          The Merger also requires receipt of the approval of: (i) the Commission under the Act; (ii) the Federal Energy Regulatory Commission ("FERC"); (iii) the Nuclear Regulatory Commission ("NRC"); (iv) the Federal Communications Commission ("FCC"); (v) the Vermont Public Service Board (the "VPSB"); (vi) the Connecticut Department of Public Utility Control (the "CDPUC"); and (vii) possibly the New Hampshire Public Utilities Commission ("NHPUC").5 Additionally, pursuant to Chapter 247 of the Acts of 1999 of the General Assembly of State of Rhode Island and the Providence Plantations (99-H 6374 am), enacted July 1, 1999, the Rhode Island Division of Public Utilities and Carriers ("RIDIV") must approve a merger of public utilities. Therefore, the RIDIV has jurisdiction to approve the merger of Blackstone and Newport into Narragansett.

          Although the approval of the Massachusetts Department of Telecommunications and Energy ("MDTE") is not required for the Transaction, the MDTE has jurisdiction over the consolidation of the Massachusetts operating companies and the rate plan for the combined operating companies. Although the merger of the parent companies is not subject to the jurisdiction of the Rhode Island Public Utilities Commission ("RIPUC"), the RIPUC has jurisdiction over the retail rate plan associated with the combination of Blackstone and Newport into Narragansett.6

          Applicants also filed the requisite notification with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and received clearance under the HSR Act on April 30, 1999.

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5    Montaup is a joint owner of the Seabrook Nuclear Plant in New Hampshire, but has a contract to sell such ownership interest. Upon completion of that sale, Montaup no longer would be regulated by the NHPUC, and, therefore, NHPUC approval of the Transaction would not be required.

6 Copies of applications for the above-mentioned FERC, NRC and state approvals are attached as Exhibits D-1 to D-7.

         2.       Overview of the Transaction

          Pursuant to an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), LLC will be merged with and into EUA in accordance with Section 2 of Chapter 182 and Sections 59 and 62 of Chapter 156C of the Massachusetts General Laws. Upon the execution and filing of a certificate of merger with the Secretary of the Commonwealth of Massachusetts by EUA and LLC, or any later date specified by such certificate (the "Effective Date"), the separate existence of LLC shall cease and EUA will be the surviving entity.

          Each one percent of the issued and outstanding membership interests in LLC will be converted into one transferable certificate of participation or share in EUA. All EUA shares that are owned by EUA as treasury shares and any EUA shares owned by NEES or any other wholly-owned subsidiary of NEES will be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor. The remaining EUA shares issued and outstanding immediately prior to the Effective Date will be cancelled and converted into the right to receive cash in the amount of $31.00 per share (the "Per Share Amount"), as such amount may be adjusted. If the closing of the Merger and the transactions contemplated by the Merger Agreement (the "Closing") have not taken place on or prior to November 17, 1999, the six month anniversary of May 17, 1999, the date on which EUA shareholders' approval was obtained, (the "Adjustment Date"), the Per Share Amount will be increased, for each day after the Adjustment Date up to and including the day which is one day prior to the earlier of the Closing and April 30, 2000, by an amount equal to $0.003.

          If the NEES/NGG Merger has not been consummated prior to the consummation of the Transaction, NEES intends to use available cash and funds from borrowings as described hereinafter to consummate the Transaction. If the NEES/NGG Merger has been consummated, NEES intends to use available cash and funds received from capital contributions from, or issuance of equity to, NGG to consummate the Transaction.

          As soon as practicable after the Merger, NEES and EUA plan to merge the NEES and EUA holding companies (with NEES becoming the surviving holding company). In order to consolidate the underlying operating companies in each state and the two service companies, Narragansett will merge with Blackstone and Newport, with Narragansett the surviving company. Mass. Electric will merge with Eastern Edison, with Mass. Electric the surviving company. NEP will merge with Montaup, with NEP the surviving company. EUA Service and Service Company also will be merged, with Service Company the surviving company.

B.   Description of the Parties to the Transaction

     1.   General Description

          a.   NEES

          NEES was organized and exists as a voluntary association created under the laws of the Commonwealth of Massachusetts on January 2, 1926. A copy of NEES' Agreement and Declaration of Trust is incorporated by reference as Exhibit A-1. NEES' principal executive office is located at 25 Research Drive, Westborough, Massachusetts 01582.

          NEES is a registered public utility holding company, and NEES and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Commission. Various NEES subsidiaries also are subject to regulation by (i) the FERC under the Federal Power Act (the "FPA"), with respect to wholesale sales and transmission of electric power, construction and operation of hydroelectric projects, and accounting and other matters, and (ii) various state regulatory commissions (as discussed below). In addition, the activities of nuclear facilities in which NEES and its subsidiaries have ownership interests are regulated by the NRC.

          The common stock, par value of $1.00 per share, of NEES is listed on the New York Stock Exchange and the Boston Stock Exchange. As of June 30, 1999, there were 59,120,059 shares of NEES common stock outstanding. On a consolidated basis at the end of 1998, NEES had total assets of $5.07 billion, net utility assets of $2.5 billion, total operating revenues of $2.42 billion, utility operating revenues of $2.24 billion, and net income of $190.0 million.

          NEES owns all of the voting securities of the following four distribution subsidiaries: Mass. Electric, Narragansett, Granite State Electric Company ("Granite State"), and Nantucket Electric Company ("Nantucket") (collectively, the "Electricity Delivery Companies"). NEES also owns 99.97 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. Together, the Electricity Delivery Companies and NEP constitute a single integrated electric utility system (the "NEES System") that is directly interconnected with other utilities in New England and New York State, including EUA, and indirectly interconnected with utilities in Canada. The NEES System covers more than 4,500 square miles with a population of approximately 3,000,000. At December 31, 1998, NEES and its subsidiaries had approximately 3,540 employees. A map marking the entire NEES service area is attached as Exhibit E-4.

          Mass. Electric is a public utility company engaged in the delivery of electricity to approximately 980,000 customers in an area comprising approximately 43 percent of Massachusetts. The Mass. Electric service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000, or 36 percent of the total population of the state. During 1998, 39 percent of Mass. Electric's revenues from the sale of electricity was derived from residential customers, 39 percent from commercial customers, 21 percent from industrial customers, and 1 percent from others. In 1998, the utility's 20 largest customers accounted for approximately 7 percent of its electric revenues. At the end of 1998, Mass. Electric had total assets of $1.45 billion, operating revenues of $1.5 billion and net income of $49.4 million. Mass. Electric is subject to regulation by the FERC and the MDTE.

          Narragansett is a public utility company engaged in the delivery of electricity to approximately 335,000 customers in Rhode Island. Narragansett's service territory, which includes urban, suburban and rural areas, covers approximately 839 square miles, or 80 percent of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston, and Warwick. The population of the service area is approximately 725,000, which represents approximately 72 percent of the total population of the state. During 1998, 44 percent of Narragansett's revenues from the sale of electricity was derived from residential customers, 40 percent from commercial customers, 14 percent from industrial customers, and 2 percent from others. In 1998, the 20 largest customers of Narragansett accounted for approximately 10 percent of its electric revenues. At the end of 1998, Narragansett had total assets of $664.1 million, operating revenues of $475.7 million, and net income of $30.5 million. Narragansett is subject to the regulation of the FERC, the RIPUC and the RIDIV.

          Granite State is a public utility company engaged in the delivery of electricity to approximately 37,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. During 1998, 49 percent of Granite State's revenues from the sale of electricity was derived from commercial customers, 36 percent from residential customers, 14 percent from industrial customers, and 1 percent from others. In 1998, the 10 largest customers of Granite State accounted for approximately 18 percent of its electric revenues. At the end of 1998, Granite State had total assets of $61.8 million, operating revenues of $65.7 million, and net income of $3.2 million. Granite State is subject to the regulation of the FERC and the NHPUC.

          Nantucket provides electric delivery service to approximately 10,000 customers on Nantucket Island, which has a year-round population of approximately 6,000 and a seasonal tourist population that peaks at approximately 40,000 during the summer. Nantucket's service area covers the entire island. During 1998, 62 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 1 percent from others. At the end of 1998, Nantucket had total assets of $44.0 million, operating revenues of $15.1 million, and net income of $500,000. Nantucket is subject to the regulation of the FERC and the MDTE.

          NEP is engaged in purchasing, transmitting and selling electric energy at wholesale. In 1998, 98 percent of NEP's revenues from the sale of electricity was derived from sales for resale to affiliated companies and 2 percent from sales for resale to municipal and other utilities. NEP recently has completed the sale of substantially all of its non-nuclear generating business and currently is attempting to sell its minority interests in three operating nuclear power plants and one fossil-fueled generating station in Maine.7 With the sale of its non-nuclear generating business, NEP is principally an electric transmission company. At the end of 1998, NEP had total assets of $2.41 billion, operating revenues of $1.2 billion and net income of $121.5 million. NEP is subject, for certain purposes, to regulation by the Commission, the FERC, the NRC, the MDTE, the NHPUC, the VPSB, the CDPUC, and the Maine Public Utilities Commission (the "MPUC").

          New England Electric Transmission Corporation ("NEET") is a wholly-owned subsidiary of NEES. NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. NEET, Mass. Hydro (described below) and N.H. Hydro (described below) together own and operate, on behalf of New England Power Pool ("NEPOOL") participants in the second phase of the Interconnection, a 450 kV direct current transmission line

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7    NEP also is a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Com pany ("Yankee Atomic"), Maine Yankee Atomic Power Company ("Maine Yankee") and Connecticut Yankee Atomic Power Company ("Connecticut Yankee"), all of which permanently have ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25, 1955).

and related terminals. As of December 31, 1998, NEET had total assets of $35.2 million, operating revenues of $9.6 million and net income of $813,000.

          New England Hydro-Transmission Corporation ("N.H. Hydro"), in which NEES holds 53.97 percent of the common stock, operates 121 miles of high-voltage direct current transmission lines in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. At the end of 1998, N.H. Hydro had total assets of $131.0 million, operating revenues of $31.7 million and net income of $4.8 million.

          New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"),
53.97 percent of the voting stock of which is held by NEES, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission lines in Massachusetts. At the end of 1998, Mass. Hydro had total assets of $160.0 million, operating revenues of $37.0 million and net income of $7.9 million.

          LLC, a Massachusetts limited liability company, exists solely for the purpose of effecting this Transaction by merging with and into EUA.

          Narragansett, Mass. Electric , Granite State, and NEP (and a NEES non-utility subsidiary, AllEnergy (described below)) are members of NEPOOL. The FERC recently has approved a restructuring of NEPOOL involving (i) the formation of an Independent System Operator ("ISO") that will control the transmission facilities owned by the NEPOOL public utility members and administer the NEPOOL open-access transmission tariff and (ii) the operation of a power exchange that will embody a competitive power wholesale market. New England Power Pool, 85 FERC P. 61,379 (December 17, 1998).

          b.   EUA

          EUA was organized and exists under a Declaration of Trust dated April 2, 1928, as amended, in the Commonwealth of Massachusetts. A copy of the EUA Declaration of Trust, as amended, is incorporated by reference as Exhibit A-2. EUA's principal executive office is located at One Liberty Square, P.O. Box 2333, Boston, Massachusetts 02109.

          EUA operates as a registered holding company pursuant to the Act. At the end of 1998, the EUA System served approximately 305,000 retail customers in Massachusetts and Rhode Island. As a registered public utility holding company, EUA and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Commission. Various EUA subsidiaries also are subject to regulation by (i) the FERC under the FPA with respect to wholesale sales and transmission of electric power, accounting and other matters and (ii) various state regulatory commissions (as discussed below). In addition, the activities of nuclear facilities in which EUA has ownership interests are regulated by the NRC.

          The common shares, par value of $5 per share, of EUA are listed on the New York and Pacific Exchanges. As of July 31, 1999, there were 20,435,997 EUA common shares outstanding. On a consolidated basis at the end of 1998, EUA had total assets of $1.3 billion, net utility assets of $651.6 million, operating revenues of $538.8 million, utility operating revenues of $480.1 million, net income of $37.0 million, and utility net income of $37.4 million

          EUA directly owns all of the common stock of the following electric public utility companies: Blackstone, Eastern Edison and Newport. Eastern Edison owns all of the outstanding securities of Montaup.8 As of December 31, 1998, Blackstone, Eastern Edison, Newport, and Montaup together had 399 employees; EUA Service had an additional 551 employees. A map marking the entire EUA service area is attached as Exhibit E-4.

          Blackstone was organized in 1912 under the laws of the State of Rhode Island. Blackstone serves a territory of approximately 150 square miles in portions of northern Rhode Island with a population of approximately 207,000. As of December 31, 1998, Blackstone furnished retail electric service to approximately 86,000 customers. At the end of 1998, Blackstone had total assets of $134.1 million, operating revenues of $130.2 and net income of $4.9 million. Blackstone is subject to the regulation of the FERC, the RIDIV and the RIPUC.

          Eastern Edison was organized in 1883 under the laws of the Commonwealth of Massachusetts. Eastern Edison supplies electric service in 22 cities and towns in southeastern Massachusetts. Eastern Edison's retail electric service territory covers approximately 392 square miles and has an estimated population of approximately 463,000. As of December 31, 1998, Eastern Edison served approximately 186,000 retail customers. On a consolidated basis at the end of 1998, Eastern Edison had total assets of $831.6 million, operating revenues of $408.2 million and net income of $29.7 million. Eastern Edison is subject to the regulation of the FERC and the MDTE.

          Newport serves a territory of approximately 55 square miles and an estimated population of approximately 70,000 in south coastal Rhode Island.

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8    See note 9, infra.

Newport supplies retail electric service to approximately 33,000 customers. At the end of 1998, Newport had total assets of $71.9 million, operating revenues of $59.5 million and net income of $2.9 million. Newport is subject to the regulation of the FERC, the RIDIV and the RIPUC.

          Montaup, a subsidiary of Eastern Edison9, is a generation and transmission company that supplies electricity at wholesale to Eastern Edison, Blackstone, Newport, and two unaffiliated utilities. Consistent with the electric utility industry restructuring legislation passed in Massachusetts and Rhode Island and settlement agreements approved by regulators in those states and at the FERC, Montaup has agreed to sell all of its generating assets and transfer its non-nuclear power purchase contracts. Montaup has minority ownership interests in Vermont Yankee, Connecticut Yankee, Maine Yankee, and Yankee Atomic. Montaup also owns minority interests in Millstone 3 and Seabrook. As noted above, Yankee Atomic, Connecticut Yankee and Maine Yankee permanently have shut down operations. In addition, Montaup has agreed to sell its interests in Seabrook and continues to attempt to sell its interests in Vermont Yankee and Millstone 3. At the end of 1998 Montaup had total assets of $641.0 million, operating revenues of $324.7 million and net income of $15.5 million. Montaup is subject to the regulation of the FERC, and the NRC, and to limited regulation by the MPUC, the CDPUC, the VPSB, the NHPUC and the MDTE.

     2.   Description of Facilities

          a.   NEES

               i.   General

          For the year ending December 31, 1998, NEES and its utility subsidiaries sold 25,413 million kWh of electric energy (at retail or wholesale).

               ii.  Electric Generating Facilities and Resources

          Pursuant to a settlement agreement with the RIPUC and a settlement agreement approved by the MDTE in connection with the electric utility

--------

9 Montaup currently is a subsidiary of Eastern Edison. However, on July 14 1999, EUA filed an application (File No. 70-9527) with the Commission seeking authority for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization, so that EUA will become the direct parent of Montaup.

restructuring undertaken in their respective states, NEP and Narragansett entered into an agreement to sell all their generating assets. On September 1, 1998, NEP and Narragansett completed the sale of substantially all of their non-nuclear generating business to USGen New England, Inc. ("USGen"), an indirect wholly-owned subsidiary of PG&E Corporation. The non-nuclear generating business included three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts ("MW") of capacity, as well as NEES' 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which had a book value of $1.1 billion at the time of sale. USGen also purchased NEP's entitlement to approximately 1,100 MW of power procured under long-term contracts.

          NEP currently owns interests in six nuclear generating facilities. As noted above, the nuclear plants owned by Yankee Atomic, Maine Yankee and Connecticut Yankee have been shut down permanently. NEP currently is attempting to sell its minority ownership interests in three other nuclear power plants, Vermont Yankee, Millstone 3 and Seabrook 1, and a 60 MW interest in a fossil-fueled generating station in Maine. In February 1999, Vermont Yankee entered into a letter of intent to sell its assets. Although the term of this letter of intent has expired, Vermont Yankee is holding negotiations with two parties regarding possible sale.

               iii. Electric Transmission Facilities

          As of December 31, 1998, NEP's integrated transmission system consisted of 2,233 circuit miles of transmission lines, 110 substations with an aggregate capacity of 12,535,789 kVA and 7 pole or conduit miles of distribution lines.

          As of December 31, 1998, Narragansett owned 327 circuit miles of transmission lines, 224 substations with an aggregate capacity of 4,003,695 kVA, 49,475 line transformers with the capacity of 2,133,156 kVA, and 4,644 pole or conduit miles of distribution lines.

          As of December 31, 1998, Mass. Electric owned 83 circuit miles of transmission lines, 247 substations with an aggregate capacity of 2,951,270 kVA, 147,571 line transformers with the capacity of 8,318,059 kVA, and 17,204 pole or conduit miles of distribution lines.

          b.   EUA

               i.   General

          For the year ending December 31, 1998, EUA and its utility subsidiaries sold 5,974 million kWh of electric energy (at retail or wholesale).

               ii.  Electric Generating Facilities and Resources

          By the end of 1998, pursuant to settlement agreements approved by federal and state regulators, EUA's utility affiliates signed agreements to sell all of their non-nuclear power generation assets and power purchase agreements to various non-affiliated parties in connection with electric utility restructuring undertaken in Massachusetts and Rhode Island. At the end of 1998, Montaup sold several diesel-powered generating units (totaling approximately 16
MW) owned by Newport to Illinois-based Wabash Power Equipment Company and its 50 percent share (approximately 280 MW) of Unit 2 of the Canal generating station in Sandwich, Massachusetts to Southern Energy Canal, LLC, an indirect subsidiary of The Southern Company. On April 7, 1998, Montaup entered into an agreement to transfer power purchase contracts for approximately 170 MW of output from Ocean State Power I and Ocean State Power II to TransCanada Power Marketing Ltd., an indirect subsidiary of TransCanada Pipelines Limited; the transfer was effective June 1, 1999. On December 21, 1998, Montaup entered into an agreement to transfer purchase power contracts totaling approximately 177 MW to Constellation Power Source, Inc., a wholly owned affiliate of the Baltimore Gas and Electric Company; the transfer will become effective on September 1, 1999. On April 26, 1999, Montaup completed the sale of its 170 MW Somerset Generating Station, located in Somerset, Massachusetts, to Somerset Power, LLC, an indirect subsidiary of Northern States Power Company. In June of 1999, Montaup completed the sale of its and Newport's combined 2.6 percent (approximately 16 MW) share of the W.F. Wyman Unit 4 in Yarmouth, Maine to FPL Energy Wyman IV LLC, an indirect subsidiary of the Florida-based FPL Group, Inc. Also in June of 1999, Blackstone sold its hydroelectric facility in Pawtucket, Rhode Island (approximately 1 MW) to Pawtucket Hydropower LLC, an affiliate of Putnam Hydropower Inc.

          In July 1999, in connection with Entergy Nuclear Generation Company's acquisition of Pilgrim Station from Boston Edison, the power purchase agreement (approximately 73 MW) between Montaup and Boston Edison was terminated. As a condition of the termination, Montaup entered into a reduced term power purchase contract for Pilgrim Station power with Entergy Nuclear Generation Company.

          Montaup also has agreed to sell its ownership interest in the Seabrook Station nuclear power plant to Little Bay Power Corporation, a subsidiary of BayCorp Holdings, Ltd., with an expected closing later in 1999. EUA's remaining generating capacity comprises 58 MW from its ownership shares of the Millstone 3 and Vermont Yankee nuclear facilities. EUA actively is attempting to sell and/or transfer its interests in the Vermont Yankee facility, and ultimately intends to sell and/or transfer its interests in Millstone 3 as well. All of the sale and contract transfer agreements are subject to federal and/or state regulatory approvals, including that of the NRC with respect to the Seabrook sale.

               iii. Electric Transmission Facilities

          The EUA transmission system consists of approximately 7,100 miles of transmission and distribution lines and 84 substations located in the cities and towns served. Blackstone owns approximately 1,700 miles of transmission and distribution lines and 26 substations. Eastern Edison and Montaup own approximately 4,600 miles of transmission and distribution lines and 44 substations. Newport owns approximately 800 miles of transmission and distribution lines and 14 substations.

     3.   Non-Utility Businesses

          a.   NEES

          The following provides a summary of each of the non-utility companies in which NEES has an ownership interest:

               i.   New England Hydro Finance Company, Inc.

          New England Hydro Finance Company, Inc. ("N.E. Hydro Finance"), owned in equal shares by Mass. Hydro and N.H. Hydro, provides the debt financing required by Mass. Hydro and N.H. Hydro to fund the capital costs of their participation in the Interconnection.

               ii.  NEES Communications, Inc.

          NEES Communications, Inc. ("NEESCom") is a wholly-owned subsidiary of NEES that provides telecommunications and information-related products and services. NEESCom was established to allow NEES to participate in the growing telecommunications industry. NEESCom, an exempt telecommunications company, is not regulated under the Act and has a license issued by and is subject to regulation by the FCC. NEESCom plans to focus on the fiber optics cable and infrastructure sectors of the telecommunications industry. At the end of 1998, NEESCom had total assets of $12.6 million, operating revenues of $100,000 and a net loss of $1.2 million.

               iii. NEES Global

          NEES Global is a wholly-owned non-utility subsidiary of NEES which provides consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. NEES Global also sells and leases water heaters through its wholly-owned subsidiary, New England Water Heater Co., Inc. At the end of 1998, NEES Global had total assets of $23.3 million, operating revenues of $5.0 million and a net loss of $1.1 million.

               iv.  NEES Energy, Inc.

          NEES Energy, Inc. ("NEES Energy") is a wholly-owned marketing subsidiary of NEES. At December 31, 1998, NEES Energy had total assets of $86.5 million, operating revenues of $171.4 million and a net loss of $13.0 million.

               v.   AllEnergy Marketing Company, L.L.C.

          AllEnergy Marketing Company, L.L.C. ("AllEnergy") is an indirect, wholly-owned subsidiary of NEES. NEES Energy owns 100 percent of the voting securities of AllEnergy. AllEnergy, a member of NEPOOL, markets energy commodities (natural gas, propane, and oil) and provides a wide range of energy-related services, including but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering, and consulting to customers in the competitive power markets of New England and New York. AllEnergy also owns Texas Liquids LLC, which is principally a propane and natural gas marketer with its home office in New Jersey. On February 12, 1999, NEES and AllEnergy acquired Griffith Consumers Company, a full service distributor of residential and commercial heating oil in Washington, D.C., and in parts of Maryland, Delaware, Virginia, and West Virginia. On June 14, 1999, AllEnergy agreed to buy Texas-Ohio Gas, Inc., a unit of Denver-based New Century Energies that sells gas to about 3,000 commercial and industrial customers in the Northeast of the United States.

               vi.  Granite State Energy, Inc.

          Granite State Energy, Inc. ("Granite State Energy") is a wholly-owned, non-utility marketing subsidiary of NEES. Granite State Energy provides a range of energy and energy-related services, including: sales of electric energy, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering, and consulting. At the end of 1998, Granite State Energy had total assets of $300,000, operating revenues of $700,000, and no net income.

               vii. Service Company

          Service Company, wholly-owned by NEES, is a service company pursuant to Section 13 of the Act. Service Company has contracted with NEES and its subsidiaries to provide, at cost, such administrative, engineering, construction, legal, and financial services as NEES and its subsidiaries request pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. At the end of 1998, Service Company had total assets of $123.2 million and net income of $1.8 million.

               viii.  New England Energy Incorporated

          As part of NEES' plan to divest its generating business, New England Energy Incorporated ("NEEI"), wholly-owned by NEES, sold its oil and gas properties in February 1998. NEEI primarily participated (principally through a partnership with a non-affiliated oil company) in domestic oil and gas exploration, development and production. NEEI also sold fuel purchased in the open market to NEP. At the end of 1998, NEEI had total assets of $7.6 million and a net loss of $100,000.

               ix.  Metrowest Realty, LLC

          Metrowest Realty, LLC, wholly-owned by NEES, owns the headquarters complex of NEES and its subsidiaries. The complex is located in Westborough, Massachusetts. Metrowest Realty, LLC also owns the North Andover, Massachusetts service center occupied by Mass. Electric.

          b.   EUA

          EUA directly owns all of the common stock of the following non-utility companies: EUA Cogenex, EUA Energy Investment Corporation ("EUA Energy"), EUA Ocean State, EUA Energy Services, Inc. ("EUA Energy Services"), EUA Telecommunications Corporation ("EUA Telecommunications"), and Eastern Edison Electric Company. In addition, EUA directly owns all of the common stock of EUA Service, a service company pursuant to Section 13 of the Act.

               i.   EUA Cogenex

          EUA Cogenex is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and costs of its customers. Such technology and equipment include: building automation systems, lighting modifications, boiler and chiller replacements, and other mechanical measures such as motors and drives. EUA Cogenex also serves public and private multi-family housing through its subsidiary, EUA Citizens Conservation Services, Inc., of which EUA Cogenex holds all voting control. In addition, EUA Cogenex owns 100 percent of the voting stock of EUA Cogenex West (formerly EUA Highland Corporation), an energy services company that provides energy conservation services in Colorado, Texas, Ohio, North Carolina, and certain mid-western states. EUA Cogenex also holds all voting control of Northeast Energy Management, Inc., a demand side management company, and EUA Cogenex-Canada, Inc. (which holds 100 percent voting control of EUA Cogenex-Canada Energy Services, Inc., a company formed to participate in a marketing and development joint venture with Monenco Agra, an Ontario-based engineering firm). As of December 31, 1998, EUA Cogenex held 50 percent of the voting control and acted as managing general partner of the following partnerships which operate and monitor existing demand side management and/or energy management services contractual obligations, but do not develop new business: EUA WestCoast L.P., EUA Energy Capital and Services I, EUA Energy Capital and Services II, EUA FRC II Energy Associates, and Micro Utility Partners of America. As of December 31, 1998, EUA Cogenex also held 50 percent of the voting power in APS Cogenex L.L.C., a limited liability company formed to develop, engineer and construct projects at the National Cancer Institute in Army Garrison at Fort Detrick, Maryland.

          As of December 31, 1998, EUA Cogenex employed 187 persons in its operations and had total consolidated assets of $157.2 million, operating revenues of $54.8 million, and a net loss of $1.3 million. As of June 28, 1999, the management of EUA Cogenex decided to divest certain of the non-core businesses and activities of EUA Cogenex including EUA Citizens Conservation Services, Inc. and the EUA/DAY and DAYMetrix divisions of EUA Cogenex. EUA Cogenex has received an offer from the management of the EUA/DAY division to purchase the business and assets of such division from EUA Cogenex. As a result of this pending sale and the corresponding cessation of continued development of DAYMetrix, its energy control software application and related technologies division, EUA Cogenex recorded an after tax charge of $2.9 million in the second quarter of 1999.

               ii.  EUA Energy

          EUA Energy invests in energy-related projects. EUA Energy wholly owns Renova LLC ("Renova"), which was transferred from EUA Cogenex in May 1998. Renova manufactures energy efficient fluorescent lighting products that maximize lighting output and reduce energy consumption. EUA Energy also retains 100 percent voting power in: EUA BIOTEN, Inc. ("EUA BIOTEN"), which was formed to develop biomass-fueled generating units and which owns 100 percent of the common stock of BIOTEN Operations, Inc., a Tennessee corporation that owns a demonstration facility in Red Boiling Springs, Tennessee; Eastern Unicord Corporation, which was formed to invest in the construction of a wood burning energy plant in Pembroke, New Hampshire; EUA Compression Services, Inc., which was formed to provide compression stations along transmission lines; and EUA TransCapacity, Inc., which was formed to develop and market services and computer software enabling natural gas industry clients to connect, communicate and coordinate with their trading partners via electronic data interchange. EUA Energy also holds 9.9 percent of the voting power of Separation Technologies, Inc., which markets and installs its own proprietary equipment for separating unburned carbon from coal fly-ash.

          At the end of 1998, EUA Energy had total assets of $30.4 million, operating revenues of $3.9 million and a net loss of $5.3 million. EUA Energy is attempting to negotiate strategic alliances with, or the sale of, its energy-related investments, including EUA BIOTEN, Renova, and TransCapacity, L.P., prior to the Merger. EUA BIOTEN has reached an agreement with the management of BIOTEN Corp., a newly formed Delaware corporation that is not affiliated with EUA BIOTEN, pursuant to which BIOTEN Corp.'s management will have the option, through December 31, 1999, to purchase all the assets of EUA BIOTEN. EUA BIOTEN recently received a letter of intent from a third party which, among other things, would finance the purchase of EUA BIOTEN's assets by BIOTEN Corp.'s management. As a result, EUA Energy recorded an after tax charge to its earnings of approximately $9.4 million in the second quarter of 1999. Similarly, EUA Energy recently received a letter of intent from the management of Renova to purchase certain of its assets. As a result of this pending sale, EUA Energy recorded an after tax charge to its earnings of approximately $3.5 million in the second quarter of 1999. EUA Energy plans to dissolve Eastern Unicord Corporation and EUA Compression Services, Inc. prior to the Merger. TransCapacity, L.P. ceased normal operations effective July 31, 1999.

               iii. EUA Ocean State

          EUA Ocean State owns a 29.9 percent partnership interest in the northern Rhode Island-based Ocean State generating station's two gas-fired generating units, Ocean State Power I and Ocean State Power II. At the end of 1998, EUA Ocean State had total assets of $49.2 million and net income of $4.1 million.

               iv.  EUA Energy Services

          EUA Energy Services markets energy and energy-related services. At the end of 1998, EUA Energy Services had total assets of $500,000 and a net loss of $200,000. EUA plans to dissolve EUA Energy Services prior to the Merger.

               v.   EUA Telecommunications

          EUA Telecommunications was formed to provide telecommunications and information services. At the end of 1998, EUA Telecommunications had total assets of $70,000 and a net loss of $100,000. EUA plans to dissolve EUA Telecommunications prior to the Merger.

               vi.  EUA Service

          EUA Service is a service company pursuant to Section 13 of the Act. EUA Service provides various accounting, financial, engineering, planning, data processing, and other services to all EUA System companies in accordance with the requirements of Rule 90. At the end of 1998, EUA Service had total assets of $35.3 million and net income of $260,000.

               vii. Eastern Edison Electric Company

          Eastern Edison Electric Company was originally formed as part of EUA's efforts to consolidate its subsidiaries. Eastern Edison Electric Company, however, has been inactive for over six years and EUA plans to dissolve the company prior to the Merger.

C.   Description of Transaction

     1.   Background

          In late May, 1998, the EUA board of trustees (the "EUA Board") met to review EUA's strategic options for future operations. The EUA Board decided to open communications with selected electric utilities in the region in an attempt to determine their interest in discussing some type of business combination. In December 1998, EUA contacted NEES to explore NEES' interest in discussing a possible business combination. After intensive negotiations between NEES and EUA, the EUA Board held special meetings on January 31, 1999 and February 1, 1999, to review and consider the proposals received from NEES. After presentations by the EUA Board's legal and financial advisors, and a full discussion and analysis by the EUA Board, the EUA Board (1) determined that it was in the best interests of EUA's shareholders, employees and customers for EUA to enter into a business combination with NEES; (2) determined that the terms of the Merger were fair to, and in the best interests of, EUA shareholders; and (3) authorized, approved and adopted the proposed agreement and plan of merger and the transaction contemplated by the Merger Agreement, and the execution and delivery of the Merger Agreement. EUA was advised that NEES obtained the consent of NGG to enter into the Merger Agreement, and on the morning of February 1, 1999, at the conclusion of the EUA Board meeting and prior to the opening of markets, EUA and NEES executed and delivered the Merger Agreement.

     2.   Merger Agreement

          The Merger Agreement provides for the merger of LLC with and into EUA, with EUA as the surviving entity. The Merger Agreement is incorporated by reference as Exhibit B-4.

          Under the terms of the Merger Agreement, each outstanding common share of EUA (and collectively, the "EUA Common Shares"), other than shares, if any, owned by EUA as treasury shares, or by NEES, LLC or any other wholly-owned subsidiary of NEES, will be converted into the right to receive cash in the amount of $31.00 per share. If the Closing does not occur on or prior to the Adjustment Date, then the per share amount will be increased by an amount equal to $0.003 for each day after the Adjustment Date, up to and including the day which is one day prior to the earlier of the Closing and April 30, 2000. The Merger Agreement may be terminated under certain circumstances, some of which provide for the payment of termination fees.

          The Transaction is subject to customary closing conditions, including the approval of the holders of two-thirds of the outstanding EUA Common Shares and all necessary governmental approvals, including that of the Commission. The Transaction has been approved by the NEES Board of Directors, the EUA Board and the Members of LLC. On May 17, 1999, EUA shareholders approved the Merger, with 97 percent of the shareholders that voted casting ballots in favor of the Merger.

          Because the acquisition of EUA is for cash, the conditions for pooling of interest accounting are not met with regard to the Transaction. The Transaction will be accounted for as a purchase in accordance with generally accepted accounting principles. The conversion of EUA Common Shares into the right to receive the Merger consideration pursuant to the Merger Agreement will be treated as a taxable sale of such shares for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign, and other tax laws).

D.   Management and Operations Following the Transaction

          As noted above, as soon as practicable after the Merger, NEES and EUA plan to merge the NEES and EUA holding companies, with NEES as the surviving holding company. Subject to the receipt of state regulatory approvals, as necessary, Narragansett will merge with Blackstone and Newport, with Narragansett the surviving company; Eastern Edison will merge with Mass. Electric, with Mass. Electric the surviving company; and Montaup will merge with NEP, with NEP the surviving company. Finally, to lower administrative costs, EUA Service and Service Company will be consolidated, with Service Company the surviving company. After the Merger, the surviving companies will be managed and operated in a manner similar to the current operations.


ITEM II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses that shall be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

                                                                       Thousands

     Accountants' fees.................................................        *
     Legal fees and expenses...........................................        *
     Shareholder communication and proxy solicitation expenses.........        *
     NYSE listing fee..................................................        *
     Pacific Stock Exchange listing fee................................        *
     Exchanging, printing and engraving stock certificates expenses....        *
     Investment bankers' fees and expenses.............................        *
     Consulting fees...................................................        *
     Miscellaneous ....................................................        *

          Total........................................................        *

(*)  To be filed by amendment

          The total fees, commissions and expenses expected to be incurred for transaction and regulatory processing costs will be filed by amendment.

ITEM III.  APPLICABLE STATUTORY PROVISIONS

          The following Sections of the Act and Commission rules relate to the
Transaction:

Section or Rule
Under the Act                      Action to Which Section or Rule Relates

6, 7 and rules thereunder          Issuance of securities related to the
                                   mergers of Eastern Edison with Mass.
                                   Electric, Montaup with NEP, and Blackstone and Newport with Narragansett. Assumption by Mass. Electric of Eastern Edison's pollution control revenue bonds, and preferred stock.
                                   Borrowing by NEES of up to $650.0 million under certain circumstances. NEES assumption of guarantees under various debt instruments of EUA System companies. Participation of EUA subsidiaries in NEES money pool.

9, 10, 11, 12 and rules            Acquisition by NEES of LLC and of EUA
thereunder                         Common Shares; indirect acquisition by NEES
                                   of securities and interests in the business of EUA's subsidiary companies, including the non-utility subsidiaries; payments of dividends out of capital surplus.

13 and rules thereunder            Merger of EUA Service into Service Company
                                   with Service Company as the surviving
                                   service company.

          Section 9(a)(1) of the Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 9(a)(1) is applicable to the proposed Transaction because it involves the acquisition by NEES of EUA Common Shares, the indirect acquisition by NEES of the securities of and interests in the businesses of EUA's subsidiary companies, and the merger of EUA's utility subsidiaries into NEES' utility subsidiaries.

          For the reasons set forth in detail below, the Transaction fully complies with Section 10 of the Act:

          o The Transaction will not create detrimental interlocking relations or a detrimental concentration of control;

          o The consideration and fees to be paid in connection with the Transaction are fair and reasonable;

          o The Transaction will not result in an unduly complicated capital structure for the merged company;

          o The Transaction is in the interests of the public, investors and consumers;

          o The merged company will be a single integrated public utility system;

          o The Transaction will result in an equitable distribution of voting power among NEES' investors and does not unduly complicate the structure of the holding company system;

          o The Transaction tends toward the economical and efficient development of an integrated electric utility system; and

          o    The Transaction will comply with all applicable state laws.

          Pursuant to Sections 9 and 10, Congress entrusted the Commission with the responsibility for "supervision over the future development of utility-holding company systems." The Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992) ("Southern"). In Section 1(c), the Act directs the Commission to interpret all provisions of the Act to address certain enumerated problems and evils in order to protect the interests of the general public, investors and consumers. As a result, the Commission's mandate under the Act is "to prevent acquisitions which would be 'attended by the evils which have featured the past growth of holding companies.'" American Elec. Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (quoting H.R. Rep. No. 1318, 74th Cong., 1st Sess. 16 (1935)). Such evils include the "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties."
Section 1(b)(4) of the Act.

          The Transaction fully complies with the Act and does not prompt any of the concerns that the Act was intended to address. In fact, the Transaction clearly promotes the goals of the Act by creating an integrated merged entity that will benefit the interests of the general public, investors and consumers. Both state and federal regulation will ensure that the interests of the public, investors and consumers continue to be protected.

          Set forth below are discussions of each of the subsections of Section 10 of the Act as they relate to the Transaction.

A.   Section 10(b)

          Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission must approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

     1.   Section 10(b)(1)

          Under Section 10(b)(1) of the Act, the Commission shall approve a proposed acquisition unless it finds that the proposed acquisition shall "tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Thus, Section 10(b)(1) does not prohibit a merger merely because it causes interlocking relations or increases concentration of control to some degree. Rather, a merger fails the balancing test set forth in Section 10 only when any detrimental effects from any interlocking relations or concentration of control caused by the merger outweigh the merger benefits.

          a.   Interlocking Relations

          Any merger creates interlocking relations between previously unrelated companies. As previously noted by the Commission: "[W]ith any addition of a new subsidiary to a holding company system, the Acquisition will result in certain interlocking relationships between [the two merging entities]." Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), modified on other grounds, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("Northeast I"). Such "interlocking relationships are necessary to integrate [the two merging entities.]" Id.

          As noted above, immediately or shortly after consummation of the Transaction, EUA will cease its corporate existence and its utility subsidiaries will be merged into NEES' utility subsidiaries. Because EUA thus will be completely merged into NEES and will end its independent existence, no concern about interlocking relations is presented by the Transaction.

          b.   Concentration of Control

          When considering the issue of concentration of control pursuant to
Section 10(b)(1), the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), request for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28, 1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994) ("Entergy").

               i.   Size

          The NEES system following the acquisition of EUA's assets and operations will serve approximately 1.67 million retail electric customers in New England. Based on year-end 1998 figures, the system's annual operating revenues will be approximately $2.96 billion (operating utility revenues of approximately $2.72 billion); and its total assets will be approximately $6.37 billion (utility assets of approximately $3.14 billion).

          The Commission has approved a number of mergers and acquisitions involving utilities with combined assets and operations exceeding or approximately those of the NEES/EUA merged company. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (merged company assets of approximately $7 billion); Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (assets of $8.8 billion, utility assets of approximately $6.6 billion); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994) (assets of approximately $8 billion, utility assets of approximately $6 billion) ("Cinergy").

          Following the Transaction, NEES will be smaller than Northeast Utilities, another registered holding company operating in New England, and, as illustrated by the following table, will be among the smaller of the registered holding companies.

                      Registered Holding Company Statistics
                            (as of December 31, 1998)
                                      ($MM)

                                                                               12 Months'
                                            Consolidated                      Consolidated
Holding Company System                         Assets           Rank       Operating Earnings       Rank
----------------------                         ------           ----       ------------------       ----
Southern Co. (E)                                    36,192.0     1                      11,403.0     2
Entergy Corp. (E)                                   22,848.0     2                      11,494.8     1
American Electric Power Co. (E)                     19,483.2     3                       6,345.9     3
GPU Corp. (E)                                       16,288.1     4                       4,248.8     7
Central and South West Corp. (E)                    13,744.0     5                       5,482.0     6
Northeast Utilities (E)                             10,387.4     6                       3,767.7     8
Cinergy Corp. (E)(G)                                10,298.8     7                       5,876.3     4
Ameren (E)(G)                                        8,847.4     8                       3,318.2     10
New Century Energies (E)(G)                          7,672.0     9                       3,610.9     9
Columbia Energy Group (G)                            6,968.7     10                      5,731.8     5
Allegheny Energy, Inc. (E)                           6,747.8     11                      2,576.4     14
NEES/EUA (E)                                         6,373.2     12                      2,959.3     12
Consolidated Natural Gas Co. (G)                     6,361.9     13                      2,760.4     13
Conectiv (E)(G)                                      6,100.0     14                      3,100.0     11
Alliant Energy Corp. (E)(G)                          4,959.0     15                      2,131.0     15
National Fuel Gas Co. (G)                            2,684.5     16                      1,248.0     16
Unitil Co. (E)(G)                                      376.9     17                        149.6     17
PECO Energy Power Co. (E)                              118.0     18                         18.5     18

Source:
Holding Companies Registered Under the Public Utility Holding Company Act of 1935 As of
July 1, 1999, Report of the Division of Investment Management, United States Securities
and Exchange Commission.

Legend
(E): Electric Utility
(G): Gas Utility

               ii.  Competition and Antitrust Considerations

          The Commission's Section 10(b)(1) analysis also must include consideration of federal antitrust policies.10 Were the Commission to determine that an acquisition tends toward the concentration of control of public utility companies, the Commission balances this effect against the benefits of the acquisition to determine whether the acquisition meets the Section 10(b)(1) standards. In the past, the Commission "has approved acquisitions that decrease competition when it concludes that the acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast I, supra. The Commission also has stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Id.

          The Commission has concurrent jurisdiction in assessing the competitive impacts of the Transaction with the DOJ, the FTC, and the FERC. Additionally, the MDTE may inquire into the effects of competition. Applicants filed Notification and Report Forms with the DOJ and the FTC, which contain a description of the Transaction's effects on competition, as required by the HSR Act, and received clearance under the HSR Act on April 30, 1999. In addition, on May 5, 1999, as amended on July 1, 1999, Applicants filed with the FERC a request for approval of the Transaction pursuant to Section 203 of the Federal Power Act. The FERC will evaluate the Transaction's competitive effects and will approve the Transaction only upon finding that it is in the public interest and will not adversely affect competition. Attached as Exhibit D-1 is Applicants' FERC Application, which contains detailed discussions and testimony explaining that the Transaction will not have any adverse effect on competition. Specifically, in the FERC Application, and the testimony of Dr. Henry J. Kahwaty attached hereto, Applicants explained that the Transaction does not create any issues with respect to generation or transmission market power, or vertical effects. In accordance with state electric restructuring legislation and settlement agreements approved by the FERC and state regulators, both NEES and EUA have divested nearly all of their generation assets and power purchase contracts, and, therefore, neither NEES nor EUA has operational control over any generation resources or the ability to increase generation prices. Because transmission is provided under FERC regulated open-access tariffs, the Transaction will not create any limitations on access to NEES or EUA transmission facilities. In addition, no vertical issues are presented because

--------

10   See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25,
     1998) ("Conectiv").

both NEES and EUA provide retail access to power suppliers under open delivery tariffs.

          The benefits accompanying the Transaction are outlined below in Item III.B.2 and are benefits which the Commission has in other transactions weighed against any concerns about concentration of control. See American Electric Power Co., 46 S.E.C. Docket 1299 (1978). For all of these reasons, Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but instead will offer the potential to facilitate an actual increase in competition in regional electricity markets.

     2.   Section 10(b)(2)

          Pursuant to Section 10(b)(2) of the Act, the Commission will approve the Transaction unless it finds that "the consideration, including all fees, commissions and other remuneration, ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

          a.   Fairness of Consideration

          When determining whether consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission considers various factors. The Commission has considered: (i) the market price at which securities have traded; (ii) whether the purchase price was decided as the result of arm's-length negotiations; and (iii) whether each party's board of directors has approved the purchase price. Finally, the Commission considers the opinions of investment bankers, and the earnings, dividends and book and market value of the shares of the company to be acquired. See American National Gas Co., 43 S.E.C. 203 (1966), Consolidated Natural Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990).

          Under the standards applied by the Commission in previous utility mergers, the consideration to be paid by NEES in the Transaction is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the EUA Common Shares to be acquired, in compliance with Section 10(b)(2).

          Each of the EUA Common Shares will be converted into the right to receive $31.00 per share in cash, plus the possible application of an upward adjustment factor more fully discussed in the Merger Agreement. As shown in the table below, the quarterly data, high and low, for EUA Common Shares provide support for the consideration for each EUA Common Share.

                                                                                                      Dividends
                                                                                                      Paid Per
 EUA                               High                              Low                            Common Share

1996
First Quarter                    24 1/4                            20 5/8                            $ 0.400
Second Quarter                   21 7/8                            18 1/2                              0.415
Third Quarter                    191/2                             14 3/4                              0.415
Fourth Quarter                   171/2                             16                                  0.415

1997
First Quarter                    19 5/8                            17 1/4                            $ 0.415
Second Quarter                   181/2                             16 3/8                              0.415
Third Quarter                    19 15/16                          18 7/16                             0.415
Fourth Quarter                   26 5/8                            20 1/8                              0.415
1998
First Quarter                    27 11/16                          23 11/16                          $ 0.415
Second Quarter                   27 3/8                            24 7/16                             0.415
Third Quarter                    26 15/16                          24 5/16                             0.415
Fourth Quarter                   28 1/4                            24 5/8                              0.415

The $31.00 purchase price represents a 5 percent premium above EUA's closing share price of $29.56 on January 29, 1999, the last trading day before the Transaction was announced. The purchase price also represents a 23 percent premium above the price of EUA's closing share price on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price.

          Furthermore, Applicants' belief that the consideration is fair and reasonable is based on the following additional considerations:

          o The consideration is the product of extensive and vigorous arm's length negotiations between NEES and EUA conducted in a competitive context (see discussion of negotiations in Exhibit K-1);

          o The Merger has been approved by (i) the NEES Board of Directors, the EUA Board, and the Members of LLC and (ii) 97 percent of the EUA shareholders casting votes regarding the Merger.

          o Internationally-recognized financial advisers for both NEES and EUA have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies. An opinion from NEES' financial adviser, Merrill Lynch & Co. (see Exhibit F-1), states that the consideration to be paid by NEES with respect to the Merger is fair, from a financial point of view, to NEES. An opinion from EUA's financial adviser, Salomon Smith Barney (see Exhibit F-2), states that the consideration to be received by EUA's shareholders with respect to the Merger is fair, from a financial point of view, to EUA's shareholders;

          o The inclusion of required closing conditions in the Merger Agreement serves to assure that the Merger will be consummated on terms that are fair to Applicants and their shareholders.

          b.   Fairness of Fees

          The various categories of fees, commissions and expenses in connection with the transaction and regulatory processing costs for the Transaction are set forth in Item II of this Application/Declaration. Applicants will file by amendment the total amount of transaction and regulatory processing costs they together expect to incur, and also will file by amendment the amount of financial advisory fees they expect to incur.

          Applicants believe that the estimated fees and expenses they will incur will bear fair relation to EUA's value and the Transaction savings, and will be fair and reasonable. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) ("Northeast II") (Commission considers whether fees and expenses bear a fair relation to the value of the company to be acquired and the savings to be achieved by the acquisition). As discussed below at Item III.B.2, the expected savings that will be achieved by the Transaction substantially will outweigh the estimated fees. Furthermore, the estimated overall fees will be reasonable as compared to the fees approved by the Commission in other merger transactions.

          For all of the above reasons, the consideration and fees to be paid will be fair and reasonable in compliance with Section 10(b)(2).

     3.   Section 10(b)(3)

          Section 10(b)(3) of the Act requires that the Commission approve an acquisition unless "such acquisition will unduly complicate the capital structure of the holding-company system ... or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system."

          a.       Capital Structure

          Acquisitions do not unduly complicate the capital structure of the holding company system where the purchaser's capital structure negligibly is affected and the debt-to-equity ratio of the merged holding company following the acquisition falls within the seventy-to-thirty percent of debt-to-common equity generally prescribed by the Commission. Entergy, supra (citing Northeast
I); Georgia Power Company, 45 S.E.C. 610, 615 (1974). Furthermore, the Commission has approved common equity to total capitalization ratios as low as
27.6 percent. See Northeast I, supra.

          The proposed combination of NEES and EUA will not unduly complicate the capital structure of the merged company. NEES will finance the Transaction with cash and funds received from capital contributions from, or issuance of equity to, NGG, in the event the NEES/NGG Merger is consummated prior to the Transaction, or cash received from the issuance of up to $650.0 million of debt in the event the Transaction is consummated prior to the NEES/NGG Merger.

          The historical capital structures of NEES and EUA, as well as of NGG, as of March 31, 1999 are set forth below:

                 NEES, EUA and NGG Historical Capital Structures
                                  (In Millions)

                                         NEES                         EUA                             NGG (c)
                                    $             %             $           %        (pound)             $             %
Long-term Debt (a)                  $1,089.1        40.0%       $330.3        44.9% (pound)2,029.9      $3,247.8         53.8%
Preferred                               19.5         0.7%         35.0         4.7%            0.0           0.0          0.0%
Common Equity                        1,616.2        59.3%        371.1        50.4%        1,744.0       2,790.4         46.2%
                                     -------        -----        -----        -----        -------       -------         -----
Total Capitalization (b)            $2,724.8       100.0%       $736.4       100.0% (pound)3,773.9      $6,038.2        100.0%
                                    ========       ======       ======       ======       ========      ========        ======

          The pro forma consolidated capital structures of (i) NEES and EUA and
(ii) NEES, EUA and NGG following the two acquisitions as of March 31, 1999 would have been as follows:

                NEES/EUA Pro Forma Consolidated Capital Structure
                                  (in Millions)

                                       $             %
Long-term Debt (a)                     1419.42         41.0%
Preferred                                 54.5          1.6%
Common Equity                          1,987.3         57.4%
                                       -------         -----

Total Capitalization (b)               3,461.2        100.0%
                                       =======        ======

              NGG/NEES/EUA Pro Forma Consolidated Capital Structure
                                  (in Millions)


                                       $             %
Long-term Debt (a)                     4,667.2         49.1%
Preferred and
  preference equity                       54.5          0.6%
Common Equity                          4,777.7         50.3%
                                       -------         -----
Total Capitalization (b)               9,499.4        100.0%
                                       =======        ======

(a) NEES: Long-term debt includes long-term debt of $1,046.8 million and long-term debt due within one year of $42.3 million for a total of $1,089.1 million. EUA: Long-term debt includes long-term debt of $308.4 million and long-term debt due within one year of $21.9 million for a total of $330.3 million. NGG: Long-term debt includes long-term debt of (pound)1,637.3 million ($2,619.7 million) and long-term debt due within one year of (pound)392.6 million ($628.2 million) for a total of (pound)2,029.9 million ($3,247.8 million).

(b) NEES: Capitalization includes capitalization per B.S. of $2,682.5 million and long-term debt due within one year of $42.3 million for a total of $2,724.8 million. EUA: Capitalization includes capitalization per B.S. of $714.5 million and long-term debt due within one year of $21.9 million for a total of $736.4 million.

(c)  Exchange rate of (pound)/$1.60.

          As the above tables reveal, NEES' debt-to-equity ratio is not affected by any material degree by the Transaction. The merged company's common equity to total capitalization ratio significantly exceeds the Commission's traditionally acceptable 30 to 35 percent level.

          Since EUA will cease to exist shortly after consummation of the Transaction and EUA's assets and operations will be merged into those of NEES, there is no issue regarding minority ownership of common shares.

          b. Public Interest, Interest of Investors and Consumers, and Proper Functioning of Holding Company System

          Section 10(b)(3) also requires the Commission to determine whether the proposed Transaction will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

          As set forth more fully below, the Transaction is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the combined utility systems. The Transaction, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.   Section 10(c)

          Section 10(c) of the Act establishes additional standards for approval of the Transaction. Under Section 10(c), "the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system."

     1.   Section 10(c)(1)

          Section 10(c)(1) requires that an acquisition be lawful under the provisions of Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric and gas utility serving substantially the same area without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. As neither NEES nor EUA owns any interest in a gas utility, the provisions of
Section 8 are not applicable to the Transaction.

          Section 10(c)(1) also requires that the Transaction not be detrimental to the carrying out of the provisions of Section 11, specifically those prohibiting unduly complex corporate structures and mandating integrated public utility systems. The following analysis demonstrates that the Transaction fully meets the standards of Section 11.

          a.   Section 11(a) and Section 11(b)(2)

          Section 11(a) requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. Similarly, Section 11(b)(2) of the Act requires that the Commission "ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Transaction fulfills the standard imposed by Section 11(b)(2). The resulting capital structure will not be unduly complicated, as discussed above. See, e.g., Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd, Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis).

          b.   Section 11(b)(1) (single integrated public utility system)

          An integrated public utility system, as applied to electric utility companies, is defined in Section 2(a)(29)(A) of the Act as:

     "a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation;"

          Pursuant to the above definition, the Commission has established four criteria that must be satisfied before the Commission finds that an integrated electric public utility system will result from a proposed merger of two separate systems:

          (i) the utility assets of the systems are physically interconnected or capable of physical interconnection;

          (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

         (iii) the system must be confined in its operations to a single area or region; and

          (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, supra (citing In re Electric Energy Inc., 38 S.E.C. 658, 668 (1958)). As demonstrated below, the Transaction meets each of these standards.

               i.   Interconnection

          The NEES and EUA systems are adjacent to each other and their transmission lines are directly physically interconnected; power is exchanged presently between EUA and NEES. See Exhibit E-4. In addition, NEES and EUA are interconnected via the NEPOOL transmission network, which is administered by an ISO that assures open-access transmission services for the New England marketplace at a uniform flat rate. The Commission has recognized that power pools and ISOs can provide a mechanism for satisfying the physical interconnection requirement of the Act. See, e.g., Conectiv; Unitil Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992).

               ii.  Single Interconnected and Coordinated System

          The merged company will operate as a single interconnected and coordinated system, pursuant to the requirements of Section 2(a)(29)(A). The Commission has "interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra (citing North American Co., 11 S.E.C. 194, 242 (1942), aff'd, SEC v. North American Co., 133 F.2d 148 (2d Cir. 1943),
aff'd on constitutional issues, 327 U.S. 686 (1946)). In enacting this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (citing Cities Services Co., 14 S.E.C. 28, 55 (1943)).

          NEES' and EUA's utility operations will be consolidated fully into existing NEES utility subsidiaries, which will continue to operate on a fully integrated basis. In addition, NEES' operations will be coordinated via NEPOOL and the new ISO-managed bulk power system, which will administer a market-driven dispatch framework that matches loads with resources bid into the system by generators and suppliers.

          The NEES system will continue to be coordinated in a variety of other ways, e.g. by way of centralized accounting and financial systems, information system networks, strategic planning, etc. The Commission, in applying the integration standard, looks beyond simply the coordination of day-to-day utility operations to a broader range of corporate functions and activities. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Holding Co. Act Release No. 11782 (March 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied, 354 U.S. 928 (1957)
(integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); The North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired).

          As required under Section 2(a)(29)(A), the coordinated system must be "economically operated." Thus, the Commission analyzes whether the coordinated system achieves economies and efficiencies. See, e.g., City of New Orleans v. SEC, 969 F.2d 1163, 1168 (D.C. Cir. 1992) (the term "economically" means "that facilities, in addition to their physical interconnection, be consolidated so as to take advantage of efficiencies"). Applicants expect to realize significant economies and efficiencies as a result of the Transaction. As described in Item III.B.2 below, Applicants estimate the present value of the net savings from the Transaction, after reflecting recovery rates of the acquisition premium and transaction costs, to be approximately $356.0 million following the Transaction.

               iii. Single Area or Region

          The merged company's operations will be confined to a "single area or region in one or more States." Following the Transaction, NEES will continue to operate in the same New England states in which it currently conducts public utility operations.

               iv.  Localized Management, Efficient Operation and
                    Effective Regulation

          Section 2(a)(29)(A) also provides for the Commission's consideration of the size of the combined system, requiring that the combined system not be so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.

          Following the Transaction, NEES and its subsidiaries will maintain their current management and local operating headquarters. EUA's utility assets and operations will be combined fully into NEES' existing utility subsidiaries. This structure will preserve all the benefits of localized management which NEES and its subsidiaries currently enjoy, while promoting maximum efficiencies and economies.

          The Transaction will not impair the effectiveness of state regulation. Following the Transaction, NEES and its subsidiaries will continue to be regulated by the same state commissions which currently regulate them, including those of Massachusetts and Rhode Island, which now regulate EUA's utility activities. The Transaction is subject to the approval of the VPSB, the CDPUC, the RIDIV and possibly the NHPUC. In addition, Applicants are seeking rate plan approval from the MDTE and the RIPUC.

          c.   Section 11(b)(1) (Acquisition of Non-Utility Interests)

          Section 11(b)(1) of the Act also requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Each of EUA's non-utility business interests conforms to the "other business" standards of the Act as previously determined by the Commission. The indirect acquisition by NEES of EUA's non-utility businesses in no way affects the functional relationship of those businesses to NEES' core electric business following the Transaction. See Item I.B.3(b) above for a detailed description of EUA's non-utility businesses.

          Based on the foregoing, the Transaction is not detrimental to the carrying out of the provisions of Section 11.

     2.   Section 10(c)(2)

          Section 10(c)(2) requires that the Commission approve a transaction that serves the public interest through economical and efficient development of an integrated public utility system. As described above, the NEES System will be fully integrated following the Transaction. Further, the Transaction will promote the economic and efficient development of the NEES utility system.

          Economic efficiency is the driving force behind the Transaction; its purpose is to create an entity well situated to compete effectively in an increasingly active market. The Transaction will allow NEES to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power, supra. Applicants expect to achieve at least $356.0 million in present value net savings (after amortization of the EUA acquisition premium and transaction costs) following consummation of the Transaction. (See, e.g., Testimony of Michael E. Jesanis, The Narragansett Electric Company, Blackstone Valley Electric Company, and Newport Electric Corporation: Rate Plan Filing in Support of Merger, Vol. 1, Rhode Island Public Utilities Commission (May,
1999)). The merger of NEES and EUA will result in cost savings in a number of areas. Approximately 70 percent of the projected savings will arise from personnel reductions in administrative areas such as accounting and finance. In addition, NEES and EUA customer service operations will be integrated to handle increased volumes with greater efficiency. Other operating savings will result from the disposition of duplicate facilities, realization of greater purchasing power, and elimination of redundant administrative costs such as corporate governance expense.

          NEES' and EUA's utility customers will receive substantial benefits from the Transaction and its resulting cost savings. NEES has filed rate consolidation plans with the MDTE and the RIPUC that extend an agreed-upon distribution rate freeze from December 31, 2000 to December 31, 2002. On the later of April 1, 2000 or 120 days after the Merger is completed, the rates of Blackstone and Newport will be partially consolidated with Narragansett's lower rates, thereby saving Blackstone and Newport customers $2.1 million and $3.4 million annually. In addition, all of Eastern Edison's customers will be moved to Mass. Electric's lower rates on January 1, 2001. The movement to Mass. Electric's rates will save Eastern Edison's customers approximately $23.0 million in the first year of rate consolidation. NEES also has proposed a further two year freeze in distribution rates related to the NEES/NGG Merger through December 31, 2004 (contingent upon consummation of the NEES/NGG Merger). The rate plans will save Rhode Island and Massachusetts customers $79.0 million and $105.0 million, respectively, over a four year period. Because EUA has no retail operations in New Hampshire, no rate plan for New Hampshire customers has been proposed.

          As the Commission has observed with reference to Section 10(c)(2), "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986). In this regard, the Transaction will result in additional benefits which, although not precisely quantifiable, are nonetheless significant. For example, the merged company will be better situated to provide more reliable electric service than is possible for NEES and EUA on a stand-alone basis. It also will be better equipped and positioned to provide the transmission and distribution infrastructure that is essential to the creation of a robust power supply competitive market in restructured wholesale and retail electric markets.

C.   Section 10(f)

          Section 10(f) provides that:

     "The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

          As described above, and as evidenced by the various applications seeking authorization of the Transaction and rate plan approvals and orders approving such, NEES and EUA will comply with all applicable state laws related to the Transaction.

D.   Service Agreement

          As described in Item I.B.3(a) above, Service Company is a service company that, pursuant to service agreements with each of the subsidiary companies of NEES, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational, and legal services to each of the NEES subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission previously has determined that Service Company is so organized and its business is so conducted as to meet the requirements of Section 13(b) of the Act and Rule 88 thereunder. New England Power Service Co., 1 SEC 615 (1936), continued by, 10 SEC 562
(1941), modified by, Holding Co. Act Release No. 14128 (Dec. 30, 1959).

          Similarly, EUA Service is a service company which, pursuant to service agreements signed with each of the subsidiary companies of EUA, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, and operational services to each of the EUA subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission also previously has determined that EUA Service is so organized and its business is so conducted as to meet the requirements of
Section 13(b) of the Act and Rule 88 thereunder. Eastern Utilities Associates, Holding Co. Act Release No. 17029 (Mar. 5, 1971).

          Upon consummation of the Transaction, EUA Service will be merged with Service Company, and Service Company will be the surviving service company for the NEES system.

E.   Organization of LLC; Acquisition of Merger LLC Interests

          LLC was organized solely for the purpose of effecting the Transaction and has not conducted any activities other than in connection with the Transaction. LLC has no subsidiaries. Each membership certificate of LLC to be issued to LLC and outstanding immediately before the consummation of the Merger will be converted into one share of the surviving entity upon consummation of the Transaction. Thus, the sole purpose for LLC is to serve as an acquisition subsidiary of NEES for purposes of effecting the Transaction. Approval of this Application/Declaration will constitute approval of the acquisition by NEES of the membership certificates of LLC.

F.   Financing and Other Commission Authorizations

     1.   Payment of Dividends Out of Capital or Unearned Surplus.

          As a result of the application of the purchase method of accounting to the Transaction, the current retained earnings of EUA and its subsidiary companies (the "EUA Subsidiary Companies") will be recharacterized as additional paid-in-capital. In addition, the Transaction will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for EUA and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to the EUA Subsidiary Companies and reflected as additional paid-in-capital in their financial statements. The effect of these accounting conventions would be to leave the EUA Subsidiary Companies with no retained earnings, the traditional source of dividend payment, but, nevertheless, strong balance sheets showing significant equity levels. Applicants request authorization to pay dividends out of the additional paid-in-capital account up to the amount of the EUA Subsidiary Companies' aggregate retained earnings just prior to the Transaction and out of earnings before the amortization of the goodwill thereafter.

          As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95 percent) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated NEES financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the EUA acquisition will be reflected. Push down accounting also will be applied to the EUA Subsidiary Companies.

          NEES currently intends to amortize the goodwill resulting from the acquisition of EUA over a 20-year period. Generally accepted accounting principles ("GAAP") at present allow a goodwill life of up to 40 years. The Commission, however, has been challenging registrants that adopt the maximum period. Additionally, the FASB draft proposal relating to accounting for business combinations would limit the maximum goodwill life to 20 years. Applicants, therefore currently intend to adopt a 20-year goodwill amortization period.

          The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts will not be disturbed.

          As a result of the push down of the goodwill, the common equity balances of EUA and the EUA Subsidiary Companies effectively are reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

o Common shares - which would continue to reflect the par value of the common shares issued.

o Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

In other words, the resulting common stockholders' equity will equal the total consideration paid for the entity.

          Based on 1998 financial information, the application of these accounting principles to the NEES/EUA merger will result in following adjustments to EUA's accounts:

$'000                              1998           Adjustments 1         Adjustments 2          Restated
Common Shares                    $102,180               --                   --                $102,180
Paid in capital                  $218,959            $52,535              $259,842             $531,336
Retained earnings                 $56,466           ($56,466)                --                   0
Common Share                     ($3,931)             $3,931                 --                   0
Expense
Total equity                     $373,674               $0                $259,842             $633,516

     Adjustments 1 - capital accounts are restated as Paid in Capital. Adjustments 2 - goodwill is added to Paid in Capital.

          The push down of the goodwill also has an impact on the net income of EUA. Since the goodwill will be amortized over 20 years, EUA's net income will be reduced by the amount of the amortization.

          The premium to be paid to acquire EUA will result in goodwill and the elimination of EUA's retained earnings. EUA's consolidation with NEES will further increase NEES' additional paid in capital account. The amortization of the EUA goodwill also will reduce net income. The required accounting adjustments put EUA in the anomalous position of having greater stockholders' equity following the Transaction, but projected net income below EUA's current dividend payment levels and no retained earnings from which to pay dividends. As discussed further below, these merger-related accounting adjustments do not affect the cash flow associated with the utility subsidiaries.

          Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).11 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in

--------

11   Compare Section 305(a) of the Federal Power Act.

relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

          NEES and its subsidiaries request authority to pay dividends out of additional paid-in-capital up to the amount of EUA's consolidated retained earnings and EUA's subsidiaries' retained earnings, just prior to the Transaction and out of earnings before the amortization of goodwill thereafter. In no case would dividends be paid if it would result in the consolidated equity of NEES dropping below 30 percent on a consolidated basis. This restriction is intended to protect both investors and consumers.

          In support of their request, Applicants assert that each of the standards of Section 12(c) of the 1935 Act enunciated in Eastern Utilities Associates are satisfied:

     (i) After the Transaction, and giving effect to the pushdown of goodwill, NEES' equity as a percentage of total capitalization will be 60.4% percent, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems. Applicants' commitment to maintain the capitalization of NEES at or above 30 percent equity on a consolidated basis should result in a capital structure consistent with industry norms.

     (ii) NEES has a favorable history of prior earnings and it has a long record of consistent dividend payments.12

--------
12   In recent years, NEES' net income and dividends have been:

     Year          Net Income ($ millions)           Dividends Paid ($ millions)
     1994                    199                                 149
     1995                    205                                 152
     1996                    209                                 153
     1997                    220                                 152
     1998                    190                                 146

    (iii) Applicants anticipate that NEES' cash flow after the Transaction will not differ significantly from its pre-Transaction cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post-Transaction. Applicants intend that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 60 percent and 100 percent of Gross Earnings, based on a rolling 5-year average.

     (iv) The projected cash position of NEES and its utility subsidiaries after the Transaction will be adequate to meet the obligations of each company. As of March 31, 1999, NEES had cash balances of $62.9 million and marketable securities of $93.9 million on a consolidated basis. The amortization of goodwill is a non-cash expense that will not affect the cash flow of NEES or its subsidiaries. Each of NEES and its subsidiary companies is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. NEES and its subsidiary companies are in sound financial condition as indicated by their credit ratings. NEES' commercial paper is rated A-1 by Standard & Poor's ("S&P") and Prime-1 by Moody's Investor Service ("Moody's"). The long-term debt of Mass. Electric, Narragansett, and NEP is rated AA-, A1; AA-, A1; and A+, A1 by S&P and Moody's, respectively. Indeed, S&P has placed the credit ratings of NEES, Mass. Electric, Narragansett, and NEP on "creditwatch with positive implications."13 The expectations of continued strong credit ratings by NEES' utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

In addition, the dividend payments are consistent with investor interests because they allow the capital structure of NEES and its subsidiaries to be adjusted to more appropriate levels of debt and equity.

     2.   Financing Arrangements

          By this Application/Declaration, NEES seeks Commission authorization to enter into financing arrangements pursuant to which NEES may borrow up to $650.0 million in the event the Transaction is consummated prior to the NEES/NGG Merger. NEES also seeks authority to issue commercial paper or otherwise to engage in short-term borrowing up to $650.0 million. The maximum aggregate

--------

13   S&P's Credit Wire (Dec. 14, 1998).

amount of debt outstanding hereunder, whether commercial paper or bank debt would not exceed $650.0 million at any one time. NEES requests that the authority requested herein be granted through December 31, 2005.14

          a.   Borrowings from Banks - Credit Agreement

          NEES proposes to enter into a Credit Agreement. A draft of the Credit Agreement, Exhibit B-3 to this filing, will be filed by amendment.

          The Credit Agreement will provide for a revolving facility of up to $650.0 million. The term would not be in excess of five years. NEES will propose having interest rate options to permit LIBOR borrowings, Base Rate borrowings, and Competitive Bid borrowings. The Credit Agreement also will include provisions for various fees which may include a facility fee, an arrangement and syndication fee, and an annual administration fee. The Credit Agreement will be unsecured. NEES intends to have the option of reducing the commitments under the Credit Agreement, or making prepayments at any time without penalty.

          b.   Cost of Funds

          Pricing for the Credit Agreement has not yet been negotiated. Final pricing will be supplied by amendment.

          c.   Borrowings from Banks - Short-term

          NEES also may make arrangements with certain banks for short-term lines of credit, for various purposes, including support of commercial paper. The proposed borrowings will be evidenced by notes payable, maturing in less than one year from the date of issuance. NEES will negotiate with the banks the interest costs of such borrowings, and will pay fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings, on a daily basis, from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published daily in the Wall Street Journal as the high federal funds rate, plus, in either case, one percent. Certain of such borrowings may be without prepayment privileges. Based on the current base lending rate of 8 percent and an equivalent or lower high federal funds rate, the effective interest costs of such borrowing would not exceed 12 percent per annum.

----------

14 This request is in addition to NEES' existing authority, through December 31, 2002, to issue short-term notes to banks and/or commercial paper to dealers up to an aggregate amount of $500.0 million outstanding at any one time.

          Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to NEES, taking into account fixed maturities, interest rates, and any other relevant financial consideration.

          d.   Sale of Commercial Paper to Dealers

          NEES also proposes to issue and sell commercial paper directly to one or more nationally recognized commercial paper dealers ("CP Dealer"). Initially the CP Dealer will be CS First Boston Corporation and/or Merrill Lynch Money Markets Incorporated, but this may change as warranted.

          The commercial paper so issued and sold will satisfy the requirements of Section 3(a)(3) of the Securities Act of 1933 and be in the form of unsecured promissory notes having varying maturities of not in excess of 270 days. Actual maturities will be determined by market conditions, the effective interest cost to NEES, and NEES' cash requirements at the time of issuance. The commercial paper will be in denominations of not less than $50,000. The terms of the commercial paper will not provide for prepayment prior to maturity. The commercial paper will be purchased by the CP Dealer from the issuer at a discount which will not be in excess of the discount then prevailing for commercial paper of comparable quality and maturity which is sold to commercial paper dealers. The CP Dealer initially will reoffer the commercial paper at a discount rate not more than 1/8 of one percent per annum less than the prevailing discount rate to NEES.

          The effective interest cost to NEES of commercial paper generally will not exceed the effective interest cost of the base lending rate at BankBoston (formerly the First National Bank of Boston). However, the effective interest cost of such paper is based on the supply of, and demand for, that and similar paper at the time of sale. Specifically, on several previous occasions, short-term money markets have become very volatile during brief periods of extraordinary demand, and the interest costs of commercial paper have exceeded bank base rates. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of commercial paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost of NEES. Therefore, while it is not anticipated that the effective annual cost of borrowing through commercial paper will exceed the annual base rate borrowing from BankBoston, in order to obtain maximum flexibility during the periods described above, commercial paper may be issued with a maturity of not more than 90 days with an effective cost in excess of the then-existing lending rate.

          The decision to borrow from banks or issue commercial paper will be based on the cost of such funds and their availability for the anticipated borrowing period.

          e.   Filing of Certificates of Notification

          Within 45 days after the end of each calendar quarter, NEES will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the dates and amounts of all new money borrowings, whether by issuance of notes to banks or by sale of commercial paper, the names of the lenders, the maximum concurrent amount of notes outstanding to banks and CP Dealers, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include, with respect to the issue and sale of commercial paper, the effective interest cost for such promissory note issued as commercial paper. The final certificate of notification will be accompanied by the required past tense opinion of counsel.

     3.   Rule 53

          Neither NEES nor EUA has an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, neither NEES nor EUA is a party to, nor does NEES or EUA have any rights under, a service, sales, or construction agreement with an EWG or a FUCO. NEES shall comply with the requirements of Rule 53 of the Act in connection with any future EWG and FUCO acquisitions and financings. To the extent that any monies from the borrowings hereunder are used to invest in, or otherwise acquire an interest in the business of, any EWGs or FUCOs, NEES will comply with the Commission's orders in File No. 70-8783 (Release No. 35-26504 dated April 15, 1996, as supplemented by Release No. 35-26729 dated June 10, 1997).


ITEM IV.  REGULATORY APPROVAL

          In addition to required Commission approvals, the following have jurisdiction over various aspects of the Transaction (and related subsidiary company consolidations): the FERC, the NRC, the FCC, the VPSB, the CDPUC, possibly the NHPUC, the MDTE, and the RIDIV. In addition, Applicants are seeking approval from the MDTE and the RIPUC for a rate plan that allows recovery of the costs of the acquisition and the acquisition premium. In addition, Applicants filed notification and report forms under the HSR Act with the DOJ and the FTC with respect to the Merger. On April 30, 1999, Applicants received clearance for the Merger under the HSR Act.

ITEM V.  PROCEDURE

          The Commission is respectfully requested to issue and publish not later than August 20, 1999, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than 25 days, by which comments may be entered and a date not later than October 15, 1999, as the date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS

       A.  Exhibits

A-1 Agreement and Declaration of Trust dated January 2, 1926, as amended through April 28, 1992 (Exhibit 3 to 1994 NEES Form 10-K, File No. 1-3446, and incorporated herein by reference)
A-2 Declaration of Trust, dated April 2, 1928, as amended (Exhibit A-3, File No. 70- 3188; Exhibit 1 to 8-K Reports for April in each of the years 1957, 1962, 1966, 1968, 1972 and 1973, File No. 1-5366; Exhibit
          A-1(a), Amendment No. 2 to Form U-1, File No. 70-5997; Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to Certificate of Notification; File No. 70-6713; Exhibit 1 to Certificate of Notification; File No. 70-7084; Exhibit 3-2, Form 10-K for 1987, File No. 1- 5366, and
          incorporated herein by reference)
A-3       Amended and Restated Certificate of Organization of LLC

B-1 NEES/NGG Merger Agreement (Exhibit 10(mm) to NEES Form 8-K, File No. 1-3446, dated December 16, 1998, and incorporated herein by reference)
B-2       Term Sheet to Credit Agreement (to be filed by amendment)
B-3       Draft Credit Agreement (to be filed by amendment) B-4 Merger Agreement

D-1 Application to the FERC, filed on May 5, 1999, as supplemented on July 1, 1999, together with testimony and exhibits (pursuant to Exhibit G, state filings provided separately)
D-2       Application to the MDTE, together with testimony and exhibits
D-3       Application to the RIPUC, together with testimony and exhibits

D-4       Application to the VPSB, together with testimony and exhibits
D-5 Application to the CDPUC, together with testimony and exhibits (to be filed by amendment)
D-6 Application to the NHPUC, together with testimony and exhibits (to be filed by amendment)
D-7       Application to the NRC (to be filed by amendment)

E-1       NEES organization chart (to be filed by amendment)
E-2       EUA organization chart (to be filed by amendment)
E-3 Combined company organization chart after the Transaction (to be filed by amendment)
E-4 Map of NEES and EUA service areas and transmission systems (Exhibit I to Exhibit D-1 hereto)

F-1       Opinion of Merrill Lynch & Co. (to be filed by amendment)
F-2       Opinion of Salomon Smith Barney (to be filed by amendment)
F-3       Opinion of Counsel (to be filed by amendment)
F-4 Past Tense Opinion of Counsel (to be filed by amendment with Rule 24 certificate

G-1 NEES' Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-3446, filed March 31, 1999, and incorporated herein by reference)
G-2 NEES' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-3446, filed May 17, 1999, and incorporated herein by reference)
G-3 EUA's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5366, filed March 31, 1999, and incorporated herein by reference)
G-4 EUA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-5366, filed May 14, 1999, and incorporated herein by reference)

H-1       Proposed Form of Notice

K-1       Discussion of negotiations between NEES and EUA


B.    Financial Statements

FS-1 NEES' Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 31, 1999, File No. 1-3446, and incorporated herein by reference)

FS-2 NEES' Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 31, 1999, File No. 1-3446, and incorporated herein by reference)
FS-3 EUA's Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed March 31, 1999, File No. 1-5366, and incorporated herein by reference)
FS-4 EUA's Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed March 31, 1999, File No. 1-5366, and incorporated herein by reference)


ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Transaction pertain to the required approvals and actions summarized in Item IV, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in significant changes in the operations of the public utilities involved in the Transaction that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NEW ENGLAND ELECTRIC SYSTEM*



By:  /s/  Kirk L. Ramsauer
     ----------------------
     Name:   Kirk L. Ramsauer
     Title:  Deputy General Counsel


* The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which, as amended, has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation, or liability made, entered into, or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer, or agent thereof assumes or shall be held to any liability therefor.


EASTERN UTILITIES ASSOCIATES**



By:  /s/  Donald G. Pardus
     ---------------------
     Name:   Donald G. Pardus
     Title:  Chairman/CEO


** The name "Eastern Utilities Associates" is the designation of the Trustees of EUA for the time being in their collective capacity but not personally, under a Declaration of Trust dated April 2, 1928, as amended, a copy of which amended Declaration of Trust has been filed in the office of the Secretary of The Commonwealth of Massachusetts and elsewhere as required by law; and all persons dealing with EUA must look solely to the trust property for the enforcement of any claim against EUA, as neither the Trustees nor the officers or shareholders of EUA assume any personal liability for obligations entered into on behalf of EUA.

Dated: